Issuer Free Writing Prospectus, dated March 6, 2012

Filed pursuant to Rule 433 under the Securities Act

Registration Statement No. 333-161243

BERRY PETROLEUM COMPANY

6 3/8% Senior Notes due 2022

Term Sheet

March 6, 2012

The following information supplements the preliminary prospectus supplement dated March 6, 2012 to the prospectus dated August 11, 2009.

Issuer:	Berry Petroleum Company
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$600,000,000
Net Proceeds to Issuer (before expenses):	$589,500,000
Coupon:	6 3/8%
Maturity:	September 15, 2022
Offering Price:	100.000%
Yield to Maturity:	6.375%
Spread to Treasury:	+443 bps
Benchmark:	2.000% due February 15, 2022
Interest Payment Dates:	March 15 and September 15, beginning September 15, 2012
Optional Redemption Call Schedule:

	Year	Percentage
	March 15, 2017	103.188%
	March 15, 2018	102.125%
	March 15, 2019	101.063%
	March 15, 2020 and thereafter	100.000%

Make-Whole Amount:	Make-whole call prior to March 15, 2017, as described in the preliminary prospectus supplement, plus accrued and unpaid interest.
Equity Claw:	Up to 35% prior to March 15, 2015 at 106.375% of the principal amount of the Notes, plus accrued and unpaid interest.
Change of Control:	Put @ 101% of principal plus accrued interest
Trade Date:	March 6, 2012
Settlement Date:	March 9, 2012 (T+3)
CUSIP:	085789 AF2
ISIN:	US085789AF27
Joint Book-Running Managers:	Wells Fargo Securities, LLC BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC RBS Securities Inc. SG Americas Securities, LLC
Senior Co-Managers:	RBC Capital Markets Corporation Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BOSC, Inc. KeyBanc Capital Markets Inc. Lloyds Securities Inc. Morgan Keegan & Company, Inc. Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, BMO Capital Markets Corp. at 1-212-702-1882, Credit Suisse Securities (USA) LLC at 1-800-221-1037, J.P. Morgan Securities LLC at 1-800-2445-8812, RBS Securities Inc. toll-free from inside the United States at 1-866-884-2071 or SG Americas Securities, LLC at 1-212-278-7128.